SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DUSA PHARMACEUTICALS, INC.

(Name of Subject Company)

DUSA PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par per share

(Title of Class of Securities)

266898105

(CUSIP Number of Class of Securities)

Robert F. Doman

Chief Executive Officer

25 Upton Drive

Wilmington, MA 01887

(978) 657-7500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street, Suite 250

Princeton, NJ 08540

(609) 514-8542

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment.

This Amendment No. 1 (this “Amendment No. 1”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012 (the “14D-9”), by DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company”). The 14D-9 and this Amendment No. 1 relate to the cash tender offer (the “Tender Offer” or “Offer”) by Caraco Acquisition Corp., a New Jersey corporation (“Acquisition Sub”), a wholly-owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd. (“CPL”), a Michigan corporation, a subsidiary of Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), to purchase all of the Company’s outstanding shares of common stock at a price of $8.00 per share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated November 21, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and related Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the 14D-9.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 8, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Sun Pharma, Acquisition Sub and the Company. Sun Pharma assigned its rights under the Merger Agreement as of November 16, 2012 to CPL. Notwithstanding such assignment, in accordance with the terms of the Merger Agreement, Sun Pharma remains liable and obligated under the Merger Agreement.

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings given in the 14D-9. All information in the 14D-9 is incorporated by reference in this Amendment No.1, except that such information is hereby amended to the extent specifically provided herein.

Item 8. Additional Information to be Furnished.

Subsection (h) of Item 8 of the 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the last paragraph under subsection (h) of Item 8:

The Company has been made aware of the filing of an amended putative shareholder class action complaint in the Superior Court of New Jersey, Law Division, Mercer County captioned Bello v. Doman, et al., Docket No. MER-L-2688-12. The amended complaint, which was served on the Company on November 27, 2012, together with a motion to transfer the case from the Law Division to the Chancery Division of the NJ Superior Court, names as defendants the Company, the Individual Defendants, Sun Pharma and Acquisition Sub. The amended complaint alleges that the Individual Defendants breached their fiduciary duties by, inter alia, attempting to unfairly deprive shareholders of the value of their investment in the Company, contractually preventing a higher offer from other interested buyers, ignoring and/or failing to protect against conflicts of interest, accepting the offer from Sun Pharma and Acquisition Sub when others purportedly may have submitted higher offers, and failing to provide the shareholders with all information material to the proposed transaction. The complaint further alleges that Sun Pharma, Acquisition Sub and the Company aided and abetted the purported breaches by the Individual Defendants. Plaintiffs seek an injunction against all defendants prohibiting consummation of the proposed transaction, rescission of the transaction or related damages if consummated before entry of final judgment, an accounting of all damages allegedly suffered by the shareholders, the imposition of a constructive trust over shares, an order requiring the satisfaction of certain minimum conditions, and an award of the costs, fees and disbursements incurred by the shareholders in bringing the action. The foregoing is qualified in its entirety by reference to the amended complaint which is filed as Exhibit (a)(12).

Item 9. Exhibits.

Item 9 of the 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description

Exhibit (a)(11)	Notice to Warrant Holders dated November 29, 2012.

Exhibit (a)(12)	Amended class action complaint in the Superior Court of New Jersey, Law Division, Mercer County captioned Bello v. Doman, et al., Docket No. MER-L-2688-12.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2012
DUSA PHARMACEUTICALS, INC.

By: /s/ Richard C. Christopher
Name: Richard C. Christopher
Title: Vice President, Finance and Chief Financial Officer